2/14

04030627

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BIOMS Medical

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34689 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/14/04

Exemption # 82-34689
Rule 12g3-2(b)
Securities Exchange Act of 1934
BioMS Medical Corp.

ARLS
12-31-03

New hope for **Multiple Sclerosis Patients**



2003 Annual Report

BIOMS MEDICAL™

The potential to capture the **Progressive Multiple Sclerosis Market**.


Underserved Market
75%
HLA-DR2
or
HLA-DR4
40%
Secondary Progressive: Our Primary Market

- Up to **75% of MS patients** carry either **HLA-DR2** or **HLA-DR4** immune response genes.
- **MBP8298** demonstrated statistically **significant clinical results** in patients with these genes.


Currently a $4 Billion Market
15%
Primary Progressive
40%
Relapsing-Remitting
5%
Benign

- There are four types of MS: **secondary progressive, primary progressive, relapsing remitting, benign**. BioMS is initially targeting Secondary Progressive MS, one of the largest segment of this patient population, with its clinical trial.
- More **women** than men have MS, with a ratio of **2 women** to **1 man** affected.

Targeting a **Multi-Billion Dollar Unmet Market.**

An estimated **2,500,000 people in the world** have MS.

● **Examples of estimated number of MS cases per country.**

1.	Argentina	10,000
2.	Australia	20,000
3.	Austria	8,000
4.	Belgium	12,000
5.	Brazil	25,000
6.	Canada	50,000
7.	Chile	2,000
8.	Cyprus	350
9.	Czech Republic	10,000
10.	Denmark	7,000
11.	Finland	6,000
12.	France	60,000
13.	Germany	122,000
14.	Greece	10,000
15.	Hungary	12,000
16.	Iceland	300
17.	India	50,000
18.	Iran	15,000
19.	Ireland	6,000
20.	Israel	5,000
21.	Italy	50,000
22.	Japan	5,000
23.	Latvia	2,500
24.	Luxembourg	400
25.	Malta	80
26.	Mexico	15,000
27.	Netherlands	16,000
28.	New Zealand	2,500
29.	Norway	8,000
30.	Poland	60,000
31.	Portugal	5,000
32.	Romania	20,000
33.	Slovakia	5,500
34.	Slovenia	2,400
35.	South Africa	5,000
36.	Spain	30,000
37.	Sweden	15,000
38.	Switzerland	10,000
39.	Turkey	30,000
40.	UK	85,000
41.	USA	350,000
42.	Zimbabwe	35



6
41
26
5
7
1
The incidence of MS increases in countries further from the equator.



In total, 50 patents have been granted to the University of Alberta and licensed to BioMS Medical in 29 countries worldwide: Australia, Austria, Belgium, Belarus, Canada, Czech Republic, Denmark, France, Finland, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Monaco, Netherlands, Norway, New Zealand, Poland, Romania, Russian Federation, the Slovak Republic, Spain, Sweden, Switzerland, Ukraine, United Kingdom, and the United States.

MBP8298 is entering **late-stage trials** in secondary progressive MS

BioMS Medical is an Edmonton, Alberta based company developing novel therapeutics. Our core focus is MBP8298, a synthetic peptide technology for the treatment of Multiple Sclerosis.

MBP8298 is based on 26 years of research conducted at the University of Alberta. The drug has been administered over 12 years, successfully completing Phase I and Phase II trials. Throughout these trials, it has been shown to be safe and well tolerated. BioMS has advanced MBP8298 through the regulatory and manufacturing pathways and has positioned the drug to commence a pivotal human clinical trial in 2004.

Phase II Clinical Trial Results:

In 2003, BioMS released results from a four year Phase II trial that enrolled 32 patients with Progressive MS. The study had two phases, a two-year randomized double-blind, placebo-controlled phase, followed by a two-year open label phase. During the double-blind phase patients were given 500 mg of the MBP8298 peptide intravenously every 6 months.

Data from the trial was analyzed both in terms of overall results, and in terms of a genetic sub-group of patients who carried either HLA-DR2 or HLA-DR4 immune response genes ("DR2/4"). These genes are associated with the production of antibodies targeted by the MBP8298 peptide. Of 32 patients enrolled in the double-blind phase of the trial, there was a representative sample of 20 patients that carried either the DR2 or the DR4 genes, and these were evenly divided between patients dosed with MBP8298 (n=10) and placebo (n=10).

Clinical progression was measured by changes in score on the Expanded Disability Status Scale ("EDSS"), as the primary clinical indicator. EDSS is used to assess patients' ability to function on a scale of 0 to 10.

Statistically Significant Results in Patients with HLA-DR2 or HLA-DR4 Genes

At the end of the double-blind phase, 0 out of 10 (0%) of the DR2/4 patients on MBP8298 progressed on EDSS as compared to 6 out of 10 (60%) of the patients on placebo (Fisher's Exact test p=0.0108). At the end of the open label phase, only three of the DR2/4 patients on MBP8298 (30%) had progressed at 42 months, meaning that the median time to confirmed progression for the MBP8298 patients is at least four years as compared to that of the placebo patients, which was 2 years (Log Rank test p=0.004).

Regulatory Approval Strategy

BioMS is initially developing MBP8298 for the treatment of secondary progressive MS (SPMS). However, ultimately the drug may prove beneficial to patients suffering from Primary Progressive (PPMS) and Relapsing Remitting MS (RRMS). BioMS has developed a strategy to potentially pursue these indications following the initiation of our pivitol trial in secondary progressive MS.

Technology Pipeline:

In addition to MBP8298, BioMS is developing two additional platform technologies:

HYC750
In 2002, BioMS in-licensed HYC750 from the University of Alberta. This therapeutic has the potential to mobilize stem cells and neutrophils, replacing those lost through the treatment of cancer.

BioCyDex
In 2003, BioMS purchased an 18% interest in BioCyDex Inc., a private company based in Edmonton developing a unique proprietary drug delivery technology to deliver both existing and novel anti-viral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The Company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments.



Product
Pre-Clinical
Phase I/II
Phase III
Approved
MBP8298
HYC750
BioCyDex

MBP8298 has been administered **over 12 years** to MS patients.


"There has never, ever, been a more exciting time for patients diagnosed with secondary progressive MS"
Judy Smith,
MS Patient

Chairman's Message

MS is a terrible disease affecting more that 2.5 million people worldwide. For the majority of secondary progressive MS patients, there is a lack of approved and effective treatments. While much research is underway, few drug candidates are in late-stage clinical development and the cause and mechanisms of MS are still poorly understood.

Against this barren background, BioMS is developing MBP8298, an exciting new drug licensed from the University of Alberta. MBP8298 has demonstrated in clinical trials the potential to delay disease progression in MS patients.

I am proud of the work our Company is doing and the progress we have made advancing MBP8298. Over the last two years, we have worked hard to ensure all of the pieces are in place to initiate a pivotal trial for MBP8298 and ultimately seek regulatory approval for this drug. As a result, in 2004, MBP8298 will likely be the only drug in a late-stage trial targeting patients with secondary progressive MS.

BioMS is evolving into a drug development company with a growing pipeline of products and a growing profile within both the research and investment community. However, our mission remains focused: to deliver an effective and safe treatment for people with MS. Having witnessed the devastating effects of multiple sclerosis first hand, it is clear to me how large an impact MBP8298 will have if we are successful and how critical it is that we succeed.

Clifford Giese
Chairman
BioMS Medical Corp.


"Our mission remains focused: to deliver an effective and safe treatment for people with MS."
Kevin & Clifford Giese

President's Report

For 2003, we continued to focus on our main objective - to execute a well-planned strategy for achieving regulatory approval for the next clinical trial with MBP8298, our lead drug for the treatment of MS. The demand for effective treatments for MS is enormous and continues to grow. Current approved therapeutics cost patients nearly $4 billion annually, yet they are suitable for only a fraction of the total MS population.

Early in the year, confidence in the potential for our drug was strengthened by the positive results from our completed Phase II trial, which demonstrated a 100% stabilization rate over a two year period for progressive MS patients with a DR2/4 genetic profile. Potentially delaying the debilitating progression of MS represents a major step forward in the treatment of this disease. These results exceeded our own expectations and confirmed our conviction that MBP8298 has the potential to achieve regulatory approval and become a best-in-class treatment for MS.

In order to initiate the next pivotal clinical trial, we needed to advance the development of MBP8298 and complete a number of tasks in preparation for our anticipated regulatory filings. We established a reliable supplier for our drug, which has been manufactured to the highest standards for our next trial, and have raised an additional $9 million to help execute our development plan.

On the regulatory side, we initiated a formal dialogue with Health Canada and submitted our pre-CTA (Clinical Trial Application) information package to its Therapeutic Products Directorate. Based on this dialogue, we announced our intention to formally file a CTA in Canada for approval to commence a pivotal clinical trial for MBP8298 for the treatment of secondary progressive multiple sclerosis.

To support the planning and undertaking of this major clinical trial, we also strengthened our management team considerably, adding expertise in scientific affairs, regulatory affairs and biostatistics. This expanded management team in turn enabled BioMS to consider moving beyond MS and becoming a broader drug development company. We have started to acquire new technologies to realize this vision, licensing HYC750, a technology for the treatment of cancer therapy related side effects that has undergone a preliminary human clinical trial. We recently purchased an interest in BioCyDex Inc., a private company developing a unique technology to deliver drugs directly into cells and improving efficacy. While MS remains our focus, this broader product pipeline will make BioMS a stronger company with greater potential for long-term success.

On behalf of the board of directors and the management team of BioMS, I commend our staff for their dedication and hard work, which has brought us to this pivotal point. I would also like to thank our shareholders for continuing to share our commitment to bring an effective treatment for MS to the market. We look forward in the year ahead to gaining the approval to initiate a pivotal human clinical trial for this important drug and commencing this trial.

Kevin Giese
President and CEO
BioMS Medical Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year End December 31, 2003

This Management's Discussion and Analysis of Financial Condition and Results of Operations for BioMS Medical Corp. should be read in conjunction with the audited Consolidated Financial Statements and accompanying notes. The Consolidated Financial Statements and comparative information have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Unless otherwise indicated, all amounts shown are in Canadian dollars. A reconciliation to United States generally accepted accounting principles is included in Note 14 to the Consolidated Financial Statements.

Overview

BioMS Medical Corp. ("BioMS" or the "Corporation") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on a worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. The Corporation has also licensed a new platform technology, HYC750, involving a method for mobilizing hematopoetic cells in humans for use in the treatment of cancer therapy related side effects and other diseases. The technology has undergone certain pre-clinical testing, as well as preliminary human clinical trial.

BioMS Medical Corp. has purchased an interest in BioCyDex Inc. BioCyDex is a private company that is developing a unique proprietary drug delivery technology to deliver both existing and novel antiviral and chemotherapeutic compounds directly into cells, with the potential to greatly enhance their effectiveness. The company is additionally developing technology for the delivery and imaging of genes in cells, to be used as part of gene therapy treatments.

To fund its operations, the Corporation relies upon proceeds of public and private offerings of equity securities and interest income.

Shares of the Corporation trade on the Toronto Stock Exchange (TSX) under the symbol, MS.

Three Year Review

Financial Information for the last three years ended December 31, 2003

	2003 **$**	2002 $	2001 $
Revenue	**789,897**	542,593	457,954
Expenses	**8,430,424**	8,345,640	5,235,216
Net Loss	**(7,640,527)**	(7,803,047)	(4,777,262)
Loss per common share	**(0.16)**	(0.16)	(0.24)
Total Assets	**32,673,701**	38,807,517	42,123,059

Discussion of Operations and Financial Condition

The consolidated net loss of the Corporation for the twelve months ended December 31, 2003 was $7.6 million or $0.16 per share compared with a consolidated net loss of $7.8 million or $0.16 per share for the previous year. The loss in 2003 remained constant in both dollar amount and per share amount with that in 2002.

Revenue

The revenue of the Corporation consisted entirely of interest earned on funds invested. Interest revenue was $789,897 for the twelve month period ended December 31, 2003, as compared to $542,593 for the previous year. The Corporation expects that interest revenue will continue to fluctuate in relation to prevailing interest rates and amounts of cash reserves invested.

Expenses

Total consolidated expenses for the twelve months ended December 31, 2003 were $8,430,424 as compared with $8,345,640 in the previous year. In 2003, expenses related to the Corporation's direct research and development efforts accounted for $3,983,117 or 46% of all expenses as compared with $5,004,242 or 60% in 2002.

Research and development

Research and development expenditures for the twelve months ended December 31, 2003 totaled $3,983,117 compared with $5,004,242 in 2002. The decrease in costs was the result of the completion of all preliminary work on MBP8298 in preparation of the next phase of human clinical trials for MBP8298 and HYC750.

General and administration

General and administration expenditures increased to $2,957,175 for the twelve months ended December 31, 2003 as compared to $1,846,931 in the year ended December 31, 2002. General and administration costs represented approximately 35% of total gross expenses for the Company in 2003 compared with approximately 22% in 2002. General and administration costs include the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration, and various other expenses relating to the operations and growth of the Corporation. The large increase in the total expenditures is the result of a general increase in the overall activity of the Corporation.

Eight Quarter Review

Financial Information – Quarterly (In thousands of dollars, except for (loss) per share)

	Year Ended December 31, 2003				Year Ended December 31, 2002			
	Q1	**Q2**	**Q3**	**Q4**	Q1	Q2	Q3	Q4
Revenue	**223,133**	**198,084**	**173,220**	**195,460**	111,702	128,061	145,816	157,014
Research and development	**195,155**	**1,273,497**	**954,845**	**1,559,620**	1,411,484	884,778	987,532	1,720,448
General and administrative	**614,049**	**750,681**	**307,277**	**1,285,168**	247,704	481,867	584,114	533,246
Amortization of licensing cost	**367,936**	**367,934**	**367,936**	**368,816**	363,603	367,140	370,685	370,313
Amortization of property and equipment	**2,746**	**3,821**	**2,812**	**8,131**	3,182	2,529	3,352	13,663
Net Loss	**1,179,886**	**2,395,933**	**1,459,660**	**2,605,048**	2,025,973	1,607,713	1,909,683	2,259,678
Loss per common share - basic	**(0.02)**	**(0.05)**	**(0.03)**	**(0.06)**	(0.04)	(0.03)	(0.04)	(0.05)

BioMS Medical Corp. is a development stage company, with its primary focus being the development and commercialization of a medical treatment for multiple sclerosis. As such, the Corporation's focus is not on earnings (loss) per share, but rather that the Corporation has adequate financial resources to fund the research and development programs it conducts. As discussed more fully in the liquidity section of this document, the Corporation believes it currently has adequate resources to fund the expected costs of the next clinical trials in Canada.

The quarterly results of the Corporation have fluctuated primarily as a result of various projects being conducted in the research.

In the 4th quarter of 2003, the Corporation incurred a loss of \$2,605,048 or \$0.06 per share as compared to a loss of \$2,259,678 or \$0.05 per share in the 4th quarter of 2002. Revenue was \$195,460 in the period in 2003 compared to \$157,014 in 2002. Research and development decreased to 1,559,620 in 2003 from \$1,720,448 in 2002. General and Administrative costs increased to \$1,285,168 for the quarter in 2003 from \$533,246 in 2002. This increase was the result of a general increase in the activity of the corporation.

Liquidity and Solvency

As at December 31, 2003 cash and short-term investments totaled $18,948,634 as compared to $23,860,849 at December 31, 2002.

At December 31, 2003, the Corporation had working capital of $17 million as compared to $22 million at December 31, 2002. The current working capital is sufficient for the Corporation to meet its on going obligations.

During the year the Corporation strengthened its cash position by the issuance of 330,000 shares through the exercise of share purchase warrants at $2.50 for gross proceeds of $825,000.

During the year the Corporation repurchased by way of a Normal Course Issuer Bid 52,200 shares of the company at a cost of $159,550.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall stability. The Corporation invests its cash reserves in liquid, high-grade interest bearing securities.

The Corporation used $5,354,372 cash in operating activities for the twelve months ended December 31, 2003 as compared to $5,138,384 in the year ended December 31, 2002.

Subsequent to the year end the Corporation completed the closing of a prospectus offering. The offering resulted in the issuance of 2,844,495 units of the Corporation at a price of $3.30 per unit to raise gross proceeds of $9,386,384.

Outlook

BioMS expects to continue to incur operating losses until such time as its MBP8298 technology for the treatment of Multiple Sclerosis has received regulatory approval and is available for commercial production. The company has sufficient cash to cover the expected costs of the next clinical trials in Canada for MBP8298 and HYC750. However when BioMS commences to seek regulatory approval for MBP8298 outside of Canada the Corporation will need to approach the equity markets for additional funding. The Corporation's ability to raise capital will depend on equity market conditions at that time.

Risks and Uncertainties

The Corporation's operations involve certain risks and uncertainties that are inherent to the Corporation's industry. The most significant known risks and uncertainties faced by the Corporation are described below.

Licenses and Patents.

The Corporation's success will depend in part on its ability to obtain licenses and patents, protect its trade secrets and operate without infringing the exclusive rights of other parties. There is no guarantee that any license and patent that will be granted to the Corporation will bring any competitive advantage to the Corporation, that its license and patent protection will not be contested by third parties, or that the licenses and patents of competitors will not be detrimental to the Corporation's commercial activities. It cannot be assured that competitors will not independently develop products similar to the Corporation's products, that they will not imitate the Corporation's products or that they will not circumvent licenses and patents granted to the Corporation.

Clinical Studies.

The Corporation is presently in the final stages of designing clinical studies for its products. These studies require considerable resources from the Corporation. The clinical trials require the recruitment of patients. There are no assurances that the Corporation will be able to recruit the required number of patients with the main selection criteria in the time frame that is necessary to complete the trials. Obtaining positive and conclusive results from these studies is an essential condition of product commercialization. Therefore, unsatisfactory results may considerably hinder the development and commercialization of the Corporation's products.

Regulatory Approvals.

In order to commercialize its products and hence generate revenues, the Corporation must first obtain the approval of regulatory agencies in each of the countries where it wishes to sell its products. There is no assurance that these clinical trials will receive the regulatory approval to be conducted. There is no assurance that the trials will provide a positive outcome. The Corporation's products may not meet the criteria established by the various agencies and, consequently, may not obtain required approvals for commercialization.

Commercialization.

Once commercialized, the Corporation's products may potentially compete with existing products on the market. Various people in the healthcare sector, such as those who may prescribe or dispense the new drugs commercialized by the Corporation and the parties responsible for drug reimbursement, may select other treatments than those offered by the Corporation.

Competition.
The Corporation is subject to significant competition from pharmaceutical companies, biotechnology companies, academic and research institutions as well as government agencies with greater capital resources, research and development staffs and facilities who are pursuing the development of products that are similar to the Corporation's. Many of these organizations have marketing capabilities superior to the Corporation's.

Capital Resources.
In order to achieve its long term development and commercialization strategy, the Corporation will need to raise additional capital through the issuance of shares or collaboration agreements or partnerships that would allow the Corporation to finance its activities. Nothing guarantees that additional funds will be available or that they may be acquired according to acceptable terms and conditions, allowing the Corporation to successfully market its products.

Human Resources.
Members of management and scientists are highly qualified individuals who are essential to the successful research and development of the Corporation's products. Loss of services from a large part of this group or the inability of the Corporation to attract highly qualified personnel could compromise the Corporation's growth.

Volatility of Share Price.
The market price of the Corporation's shares is subject to volatility. General market conditions as well as differences between the Corporation's financial, scientific and clinical results and the expectations of securities analysts covering its activities can have a significant impact on the trading price of the Corporation's shares.

Harbor Statement.
The matters discussed in this annual report and more specifically in this management's discussion and analysis of financial condition and results of operations are, by nature, forward looking. For the reasons mentioned above and elsewhere in this annual report, as well as for other reasons, actual results could differ materially.

Management's Responsibility for Financial Reporting

The Management of BioMS Medical Corp. has prepared the financial statements and all of the information in this annual report, and is responsible for the integrity and fairness of the data presented. The accounting policies followed in the preparation of these financial statements conform with Canadian generally accepted accounting principles, which recognize the necessity of relying on Management's judgment and best estimates. When alternative accounting methods exist, Management has chosen those it deems most appropriate in the circumstances. Financial information presented throughout this annual report is consistent with that in the financial statements.

To fulfill its responsibility and to ensure integrity of financial reporting, Management maintains a system of internal accounting controls. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors oversees Management's preparation of financial statements and financial control operations. The Audit Committee meets separately with Management and the Company's independent auditors, Collins Barrow, to review the financial statements and recommend approval by the Board of Directors.

Kevin Giese
President and Chief Executive Officer

Don Kimak
Chief Financial Officer

Auditors' Report

To the Shareholders of BioMS Medical Corp.

We have audited the consolidated balance sheets of BioMS Medical Corp. as at December 31, 2003 and December 31, 2002 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and December 31, 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Collins Barrow

Chartered Accountants
Edmonton, Alberta
March 19, 2004

Consolidated Balance Sheet

December 31, 2003 and December 31, 2002

	2003 **$**	2002 $
ASSETS		
Current Assets		
Cash and cash equivalents	**18,948,634**	23,860,849
Amounts receivable	**132,979**	72,829
Prepaid expenses	**66,686**	81,598
	19,148,299	24,015,276
Investment *(Note 4)*	**121,550**	–
Licensing costs *(Note 5)*	**13,269,325**	14,741,947
Property and equipment *(Note 6)*	**134,527**	50,294
	32,673,701	38,807,517
LIABILITIES		
Current Liabilities		
Accounts payable	**2,208,580**	1,771,247
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	**50,852,510**	50,081,276
Contributed surplus *(Note 3)*	**403,928**	–
Deficit	**(20,791,317)**	(13,045,006)
	30,465,121	37,036,270
	32,673,701	38,807,517

Commitments *(Note 13)*

Approved on behalf of the Board

Director

Director

Consolidated Statements of Operations

For the Years Ended December 31, 2003 and December 31, 2002

	2003 $	2002 $
REVENUE		
Interest	**789,897**	542,593
EXPENSES		
Research and development *(Note 8)*	**3,983,117**	5,004,242
General and administrative *(Note 9)*	**2,957,175**	1,846,931
Amortization of licensing costs	**1,472,622**	1,471,741
Amortization of property and equipment	**17,510**	22,726
	8,430,424	8,345,640
Net loss	**7,640,527**	7,803,047
Loss per common share - basic *(Note 10)*	**0.16**	0.16

Consolidated Statements of Deficit

For the Years Ended December 31, 2003 and December 31, 2002

	2003 $	2002 $
Balance, beginning of year	**13,045,006**	5,241,959
Net loss	**7,640,527**	7,803,047
Excess of repurchase price of common shares over stated capital *(Note 7)*	**105,784**	–
Balance, end of year	**20,791,317**	13,045,006

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2003 and December 31, 2002

	2003 $	2002 $
Cash provided by (used in):		
OPERATING ACTIVITIES		
Net loss	**(7,640,527)**	(7,803,047)
Items not involving cash:		
Stock-based compensation	**403,928**	–
Amortization of licensing costs	**1,472,622**	1,471,741
Amortization of property and equipment	**17,510**	22,726
Net change in non-cash working capital balances related to operations *(Note 11)*	**392,095**	1,170,196
	(5,354,372)	(5,138,384)
INVESTING ACTIVITIES		
Investment funds advanced *(Note 4)*	**(121,550)**	–
Purchase of property and equipment	**(101,743)**	(43,756)
	(223,293)	(43,756)
FINANCING ACTIVITIES		
Repurchase of share capital *(Note 7)*	**(159,550)**	–
Share issue costs	–	(15,375)
Net proceeds from issuance of share capital *(Note 7)*	**825,000**	3,258,919
	665,450	3,243,544
Decrease in cash	**(4,912,215)**	(1,938,596)
Cash and cash equivalents, beginning of year	**23,860,849**	25,799,445
Cash and cash equivalents, end of year	**18,948,634**	23,860,849
Cash and cash equivalents consists of:		
Bank and trust accounts	**1,241,294**	2,697,275
Interest bearing deposits and securities	**17,707,340**	21,163,574
	18,948,634	23,860,849

Notes to the Consolidated Financial Statements

December 31, 2003 and December 31, 2002

1. Nature of Business

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. (EPS) on February 9, 2001 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta July 31, 2001.

The Corporation is a development stage company and, through its subsidiary, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis to which substantially all its research and development costs have been attributed to date.

The Corporation has also obtained an exclusive worldwide license to new medical technology for mobilizing hematopoetic cells in humans.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary Rycor Technology Investments Corp. All intercompany balances and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes short term investments and term deposits, which are highly liquid interest bearing marketable securities or deposits with a maturity of three months or less when purchased. The short term investments are valued at cost.

Property and Equipment

Property and equipment is recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Revenue Recognition

Interest revenue is recognized on the accrual basis in accordance with the terms of the deposits or securities held.

Future revenues which may arise from licensing, royalties or sales of products will be recognized on an accrual basis in accordance with contractual agreements.

2. Summary of Significant Accounting Policies (Continued)

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Income Taxes

The Corporation accounts for and measures future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation

The Corporation grants stock options to employees, directors and consultants pursuant to a stock option plan described in Note 7. The Corporation uses the fair value method of accounting for all stock-based awards granted since January 1, 2003.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Change in Accounting Policy

Stock-Based Compensation

During 2003, the Corporation adopted the revised CICA Handbook Section 3870, "Stock-Based Compensation" which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870 for stock-based compensation to employees, the Corporation has prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 to employees and, accordingly, has recorded compensation expense of $403,928 in 2003. Prior to January 1, 2003, the Corporation accounted for its employee stock options using the intrinsic value method and no compensation expense was recognized.

Under Section 3870, the fair value method may be applied prospectively for stock options relating to employees if the fair value method is adopted prior to January 1, 2004.

4. Investment

The Corporation has an 18% interest in a private company that is accounted for at cost. Under the terms of the agreement, the Corporation has committed to purchase a total of 30% interest in the company for $200,000 over the next year and has an option to purchase up to a total of 50%

5. Licensing Costs

			2003	2002
	Cost	**Accumulated Amortization**	**Net**	Net
	$	**$**	**$**	$
Licensing costs	**17,665,286**	**4,395,961**	**13,269,325**	14,741,947

6. Property and Equipment

			2003	2002
	Cost	**Accumulated Amortization**	**Net**	Net
	$	**$**	**$**	$
Furniture and equipment	**5,095**	**58**	**5,037**	–
Computer equipment and software	**94,184**	**24,056**	**70,128**	40,128
Leasehold improvements	**65,647**	**6,285**	**59,362**	10,166
	164,926	**30,399**	**134,527**	50,294

Notes to the Consolidated Financial Statements

7. Share Capital

Authorized:

Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount $
December 31, 2002		
Outstanding, beginning of year	47,897,919	46,837,732
Issued for cash on exercise of share purchase warrants	658,752	2,635,008
Private placement; issued for cash	150,000	615,000
Issued for cash on exercise of employee stock options	3,000	8,911
Share issuance costs	–	(15,375)
Outstanding, end of year	48,709,671	50,081,276
December 31, 2003		
Issued for cash on exercise of share purchase warrants	330,000	825,000
Repurchased pursuant to normal course issuer bid	(52,200)	(53,766)
Outstanding, end of year	48,987,471	50,852,510

Normal Course Issuer Bid

On August 7, 2003, the Corporation received approval for a Normal Course Issuer Bid allowing the Corporation to repurchase up to 500,000 Class A common shares, during the period of August 15, 2003 to August 14, 2004 at the market price at the time of the repurchase. All common shares acquired by the Corporation pursuant to the Normal Course Issuer Bid will be cancelled by BioMS Medical Corp. During the year ended December 31, 2003, the Corporation repurchased 52,200 common shares at an average price of $3.06 per share for the total consideration of $159,550. The excess of the purchase price over the net book value of the common shares has been charged to the deficit.

Incentive Stock Option Plan

The Corporation's incentive stock option plan permits the grant of stock options to employees, directors, officers and consultants of the Corporation. The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At December 31, 2003, 4,000,000 common shares were reserved for stock options.

	December 31, 2003		December 31, 2002	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding, beginning of period	**2,541,500**	**3.17**	1,059,500	2.15
Granted	**400,000**	**3.55**	1,485,000	3.89
Expired	**(30,000)**	**4.50**	–	–
Exercised	–	–	(3,000)	2.97
Outstanding, end of period	**2,911,500**	**3.22**	2,541,500	3.17

Range of Exercise Prices:

	Options Outstanding			Options Exercisable	
	Number of Options	**Weighted Average Exercise Price $**	**Weighted Average Remaining Contractual Life (years)**	**Number of Options**	**Weighted Average Exercise Price $**
$0.20	**159,500**	**0.20**	**2.0**	**159,500**	**0.20**
$2.50 to $2.99	**1,122,000**	**2.59**	**2.7**	**628,000**	**2.62**
$3.00 to$3.50	**225,000**	**3.17**	**9.6**	**136,200**	**3.25**
$3.65	**60,000**	**3.65**	**9.2**	**60,000**	**3.65**
$4.00 to $4.50	**1,315,000**	**4.00**	**8.7**	**1,185,000**	**4.00**
$5.75	**30,000**	**5.75**	**2.9**	**30,000**	**5.75**
	2,911,500	**3.22**	**6.0**	**2,198,700**	**3.30**

1,696,000 options are issued to directors and 1,215,500 options are issued to employees and consultants.

7. Share Capital (Continued)

In addition to the above options, the Corporation has issued warrants as follows:

	Weighted Average Number of Warrants	Subscription Price $
December 31, 2002		
Outstanding, beginning and end of year	1,650,000	5.80
December 31, 2003		
Outstanding, beginning of year	1,650,000	5.80
Issued on exercise of compensation warrants	165,000	5.80
Outstanding, end of year	1,815,000	4.00

Effective September 30, 2003, the exercise price of warrants to purchase up to 1,815,000 common shares was reduced from $5.80 per share to $4.00 per share and the expiry date was extended from October 22, 2003 to October 22, 2004.

Stock-Based Compensation Expense

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro Forma Disclosure

The following pro forma financial information presents the loss for the year and basic loss per common share had the Corporation recognized stock-based compensation using a fair value based method for all stock-based awards granted, modified or settled prior to January 1, 2003.

	Year Ended December 31, 2003 $	Year Ended December 31, 2002 $
Loss for the year	**7,640,527**	7,803,047
Add: fair value of stock-based compensation	**569,687**	684,825
Pro forma loss for the year	**8,210,214**	8,487,872
Basic loss per common share	**.16**	.16
Pro forma	**.17**	.18

The Corporation used the Black-Scholes option valuation model to estimate the fair value of the options for the year ended December 31, 2003 and 2002 using the following weighted average assumptions:

	2003	2002
Dividend yield	**0.0**	0.0
Volatility factors of expected marketplace	**26.6%**	27.0%
Risk-free interest rate	**5.0%**	5.0%
Weighted average expected life of the options	**72 mos.**	88 mos.

8. Research and Development Expenses

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

For the year ended December 31, 2002, the Corporation had accrued a liability in association with costs related to research and development which was subsequently settled with the net amount of $686,834 being credited to research and development expenses for the current year.

9. General and Administrative Expenses

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

10. Loss Per Share

Loss per share has been allocated on the weighted average number of common shares outstanding for the period of 48,762,488 (December 31, 2002 - 47,913,439).

The effect of potential exercise of options is anti-dilutive at December 31, 2003 and December 31, 2002 and is therefore not presented.

11. Non-Cash Working Capital Balances

	2003 **$**	2002 $
Amounts receivable	**(60,150)**	(8,992)
Prepaid expenses	**14,912**	(64,773)
Accounts payable	**437,333**	1,243,961
	392,095	1,170,196

12. Income Tax

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Corporation has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Corporation's future tax liabilities and assets as of December 31, 2003 are as follows:

	2003 **$**	2002 $
Difference between book value and tax value of property and equipment and licensing costs	**2,912,159**	2,293,337
Income tax losses	**5,763,661**	3,717,459
	8,675,820	6,010,796
Valuation allowance	**8,675,820**	6,010,796
Net future income tax asset	**–**	–

The Corporation has non-capital income tax losses in the amount of $11,705,947 in the aggregate available as at December 31, 2003 to reduce taxable income in future years. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2003. The losses will expire as follows:

	$
2007	659,307
2008	3,056,691
2009	6,078,151
2010	1,911,798
	11,705,947

The difference between the computed expected income tax recovery based on a combined federal and provincial tax rate of 37.12% (2002 - 38.0%) and the actual income tax recovery are summarized as follows:

	2003	2002
Computed expected income tax recovery	**2,921,903**	2,965,158
Increase (decrease) in tax resulting from:		
Amortization in excess of deductible expense for tax	**(551,678)**	(495,309)
Non-deductible items	**(243,298)**	(160,174)
Unrecognized benefits of tax losses	**(2,126,927)**	(2,309,675)
Income tax expense	**–**	–

13. Commitments

The Corporation has entered into a licensing agreement to cover certain patent claims related to Medical Technology for the treatment of Multiple Sclerosis. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

On September 25, 2002, the Corporation entered into a licensing agreement to cover certain patent claims relating to new medical technology for mobilizing hematopoetic cells in humans. This licensing agreement requires payment of an initial licensing fee to be made concurrently with execution of the Clinical Research Program Agreement, additional payments upon reaching certain objectives, and royalties on an escalating scale based on net sales of the licensed product.

Notes to the Consolidated Financial Statements

14. Differences Between Canadian and United States Generally Accepted Accounting Principles

The financial statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada which, as they apply to the Corporation, differ in certain material respects from those applicable in the United States. Significant differences between Canadian GAAP and U.S. GAAP are set forth below:

	2003 **$**	2002 $
Balance sheet adjustments:		
Licensing Costs		
Balance under Canadian GAAP	**13,269,325**	14,741,947
Adjustment for licensing costs (A)	**(13,269,325)**	(14,741,947)
Balance under U.S. GAAP	**–**	–
Share Capital		
Balance under Canadian GAAP	**50,852,510**	50,081,276
Adjustment for stock compensation for non-employees (B)	**74,700**	74,700
Adjustment for stock compensation for employees (B)	**3,159,000**	3,159,000
Balance under U.S. GAAP	**54,086,210**	53,314,976
Deficit		
Balance under Canadian GAAP	**20,791,317**	13,045,006
Adjustment for amortization of licensing costs (A)	**(1,472,622)**	(1,471,741)
Cumulative adjustment of prior years differences	**17,975,647**	19,447,388
Balance under U.S. GAAP Referred to as "Deficit Accumulated During The Development Stage"	**37,294,342**	31,020,653
Effect on consolidated statement of operations		
Net loss under Canadian GAAP	**7,640,527**	7,803,047
Licensing costs (A)	**(1,472,622)**	(1,471,741)
Net loss and comprehensive loss under U.S. GAAP	**6,167,905**	6,331,306
Basic loss per share - U.S. GAAP	**0.13**	0.13

There are no other differences between Canadian GAAP and U.S. GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

A) Licensing Costs

On December 14, 2000, the Corporation entered into a licensing agreement with the University of Alberta through which it was granted exclusive rights to medical technology for the treatment of multiple sclerosis. Under Canadian GAAP, licensing costs are capitalized and amortized over the term of the licensing agreement. Under U.S. GAAP, the licensing costs are considered rights to unproven technology which may not have alternative future uses and therefore, would have been expensed entirely for the fiscal year ended December 31, 2003. For the current fiscal year, there would be no amortization on licensing costs expensed under U.S. GAAP.

B) Stock Based Compensation

Prior to January 1, 2003, there was a difference in how stock-based compensation was accounted for under Canadian and U.S. GAAP. Under U.S. GAAP, the Corporation would have applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. During the year ended December 31, 2001, 900,000 options were issued to employees with an exercise price of $2.50 when the prevailing market price was $6.01. The intrinsic value method recognizes an expense based on the difference between the exercise price and the prevailing market rate. During the prior year, all options granted had an exercise price exceeding the prevailing market price on the grant date and, accordingly, no stock compensation expense was recognized in 2002. During the 2003 year, the Corporation used the fair value method of accounting for stock-based compensation under both U.S. and Canadian GAAP.

Under U.S. GAAP, SFAS No. 123, "Accounting for Stock Based Compensation", requires the recording of compensation costs for stock options and warrants issued after December 15, 1995, to non-employees, at fair value. The fair value of the non-employee stock options granted during the fiscal years ended December 31, 2002 and December 31, 2001 was estimated as the performance occurred and the options were earned using the Black-Scholes option pricing model based on the assumptions set out below. During the 2003 year, there is no difference between U.S. and Canadian GAAP.

Under U.S. GAAP, SFAS 123 requires the reporting of pro forma amounts for compensation expense that would have been recorded for the issuance of compensatory share options using an option pricing model.

Assumptions	**2003**	2002
Risk free interest rate	**5.0%**	5.0%
Dividend yield	**0.0%**	0.0%
Volatility factors of expected market place	**26.6%**	27.0%
Weighted average expected life of the options	**72 months**	88 months

Notes to the Consolidated Financial Statements

14. Differences Between Canadian and United States Generally Accepted Accounting Principles (Continued)

The Black-Scholes option valuation model as described in Note 7 was used in estimating the fair value of the options.

Pro forma disclosures of loss and loss per common share are presented below for the year ended December 31, 2002 as if the Corporation had adopted the cost recognition requirements under SFAS 123. In the prior year, the compensation cost for the stock-based compensation was $684,825 more than what would be reported using the intrinsic value method. For the current year, there is no difference between Canadian and U.S. GAAP as the fair value method is used in each case.

	2003	2002
	$	$
Loss - U.S. GAAP As reported	**6,403,128**	6,331,306
Loss - U.S. GAAP Pro forma	**6,403,128**	7,016,131
Basic loss per common share As reported	**0.13**	0.13
Basic loss per common share Pro forma	**0.13**	0.15

C) Development Stage Enterprise

Under U.S. GAAP, specifically SFAS No. 7, "Accounting and Reporting of a Development Stage Enterprise," additional disclosure is required for the cumulative operations of a development stage company, however, this is not a mandatory requirement under Canadian GAAP. The cumulative operations of the Corporation is as follows:

Consolidated Statement of Loss and Deficit

	Cumulative from inception through December 31, 2003 $	Cumulative from inception through December 31, 2002 $
Revenue	–	–
Expenses:		
Research and development	**30,258,264**	26,275,147
Employee stock option compensation	**3,562,928**	3,159,000
Non-employee stock option compensation	**74,700**	74,700
Administration	**5,139,939**	2,586,692
Amortization of property and equipment	**32,118**	14,608
Loss from operations before interest income	**39,067,949**	32,110,147
Other items		
Interest income	**(1,879,391)**	(1,089,494)
Excess of purchase price of common shares over stated capital	**105,784**	–
Deficit accumulated during the development stage	**37,294,342**	31,020,653

15. Financial Instruments

Financial instruments of the Corporation consist mainly of cash and cash equivalents, amounts receivable and accounts payable. As at December 31, 2003, there are no significant differences between the carrying amounts of these items and their estimated fair values.

16. Related Party Transactions

The Corporation paid management and administration amounts of $523,500 (2002 - $321,666) and office rent in the amount of $54,675 (2002 - $24,600) to companies controlled by directors and officers of the Corporation.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Notes to the Consolidated Financial Statements

17. Interest Rate Risk

The Corporation has reduced its exposure to interest rate risk by holding short term deposits.

18. Credit Risk

The Corporation has no exposure to credit risk as no sales have yet occurred.

19. Subsequent Event

On March 18, 2004, the Corporation completed the closing of a prospectus offering. The offering resulted in the issuance of 2,844,495 units of the Corporation at a price of $3.30 per unit to raise gross proceeds of $9,386,834. Each unit consisted of one Class A common share of the Corporation and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one Class A common share for a period of one year from closing of the offering at a price of $4.30 per share.

20. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Corporate Information

Board of Directors and Officer

Clifford D. Giese
Chairman

Kevin A. Giese
President and Chief Executive Officer

Laine M. Woollard
Director

Dr. Kjell Stenberg
Director

Dr. John Wetherell
Director

Don Kimak
Chief Financial Officer

Michael Kennedy
Secretary

Legal Counsel

Anfield Sujir Kennedy & Durno

Auditors

Collins Barrow

Registrar and Transfer Agent

Pacific Corporate Trust Company

Exchange and Symbol

BioMS is listed on the Toronto Stock Exchange (TSX) under the symbol "MS"

Corporate Office

BioMS Medical Corp.
6030-88 Street
Edmonton, Alberta
T6E 6G4
(780) 413-7152 tel
(780) 408-3040 fax

Annual General Meeting

Wednesday, June 30th, 2004 at 4:00pm
Delta Edmonton South Hotel
and Conference Centre
4404 Calgary Trail
Edmonton, Alberta T6H 5C2
(780) 434-6415 tel

Website

www.biomsmedical.com

For more information:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
(780) 413-7152 tel
(780) 408-3040 fax
E-mail: rgiese@biomsmedical.com

Tony Hesby
Vice President Corporate Affairs
BioMS Medical Corp.
(780) 413-7152 tel
E-mail: tony.hesby@biomsmedical.com

James Smith
Investor Relations
The Equicom Group Inc.
(416) 815-0700 tel ext. 229
(416) 815-0080 fax
E-mail: jsmith@equicomgroup.com

Barry Mire
Investor Relations, Quebec and U.S.
(514) 939-3989 tel
E-mail: bmire@renmarkfinancial.com

Design & Production by The Equicom Group Inc.

BioMS Medical Corp.
6030-88 Street
Edmonton, Alberta
T6E 6G4

(780) 413-7152 tel
(780) 408-3040 fax